Exhibit 7.15

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”), dated as of January 28, 2007, is entered into by and between Laureate Education, Inc., a Maryland corporation (the “Company”) and Douglas L. Becker (the “Executive”).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company has entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”) with Alberta Wengen, Limited Partnership, an Alberta limited partnership (the “Parent”) and L Curve Sub Inc., a Maryland corporation (the “Merger Sub”), dated as of the date hereof, pursuant to which, upon the terms and subject to the conditions set forth therein, the Merger Sub will merge with and into the Company (the “Merger”);

WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Company has required that the Executive agree, and the Executive has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, covenants and agreements contained in this Agreement, the parties intending to be legally bound, hereby agree as follows:

ARTICLE I
COOPERATION

Section 1.1.            Company Acquisition Proposals.

a)         During the Pre-Closing Period, the Executive, solely in his capacity as Chief Executive Officer of the Company, will cooperate with, and not take any action intended to frustrate, delay or impede, the efforts of the Company or its Representatives to initiate, solicit and encourage, whether publicly or otherwise, to the extent permitted under the terms and conditions of the Merger Agreement or any Alternative Transaction Agreement, any inquiry, proposal or offer from any Person or group of Persons relating to any Company Acquisition Proposal.

b)         The cooperation of Executive contemplated by Section 1.1(a) above, subject in each case to the terms and conditions of the Merger Agreement or any Alternative Transaction Agreement, shall include, without limitation: (i) participating in meetings, presentations and due diligence sessions with Potential Acquirors; provided that Executive’s participation shall be conducted primarily in the Baltimore, Maryland area, unless Executive agrees otherwise, which agreement shall not be unreasonably withheld; (ii) assisting the Company, to the extent applicable, in providing Potential Acquirors with reasonable access to financial and other information concerning the Company or its subsidiaries that the Company’s board of directors determines is appropriate and in the best interests of the Company’s stockholders to provide to Potential Acquirors, provided that, notwithstanding the foregoing, the Executive shall not be obligated to provide Potential Acquirors with access to any notes, analyses, compilations, interpretations or other similar documents prepared by him (other than in his capacity as an officer of the Company), or by or on behalf of any Representatives of Parent or any other Investing Party; and (iii) cooperating and assisting the Company in the Company’s efforts to obtain any consents, waivers, approvals and authorizations for and in connection with any Company Acquisition Proposal, other than any consent, waiver, approval or authorization from Parent or any other Investing Party.

Section 1.2.            Cooperation with Acquiring Party. In the event that the Merger Agreement is terminated by the Company pursuant to Section 9.1(c)(ii) thereof in order for the Company to enter into an Alternative Transaction Agreement, then, during the Transition Services Period, the Executive agrees that, to the extent the Acquiring Party reasonably requests him to do so in writing no less than ten (10) business days prior to the Transition Services Start Date (a “Transition Notice”), the Executive will (i) continue to perform his management functions consistent in all material respects with past practice or (ii) provide such consulting services to the Company as the Acquiring Party may reasonably request in the Transition Notice in accordance with the following:

a)         The Executive shall provide such services to the Company, whether as an executive or as a consultant, as the Acquiring Party shall reasonably request (i) on a full-time basis for up to six months from the Transition Services Start Date, and (ii) immediately following any period during which Executive provides services on a full-time basis pursuant to clause (i), on a part-time basis (with Executive’s time commitment and duties and responsibilities to be mutually agreed upon between the Executive and the Acquiring Party) for up to an additional six months.  For purposes of the foregoing, to the extent that the Acquiring Party requests that the Executive provide services to the Company on a full-time basis, Executive’s duties, responsibilities and authority shall be consistent in all material respects with those contemplated by the Employment Agreement.

b)         During the Transition Services Period, the Company shall pay the Executive an annual salary or consulting fee, as applicable, equal to the sum of the Executive’s annual base salary and target annual bonus in effect immediately prior to either the termination of the Merger Agreement or the execution of the Merger Agreement, whichever amount is greater, and the foregoing compensation shall be payable to the Executive in accordance with the Company’s standard payroll practices, provided that to the extent the Executive is performing services on a part-time basis pursuant to this Agreement, the foregoing compensation shall be pro rated to reflect the time commitment agreed upon between the Acquiring Party and the Executive.

Section 1.3.            Effect on Employment Agreement.  In the event that the Company enters into an Alternative Transaction Agreement, then to the extent the Acquiring Party requests that the Executive perform any of the services contemplated by Section 1.2(a) of this Agreement pursuant to a Transition Notice, upon consummation of the transactions contemplated by the Alternative Transaction Agreement, the Employment Agreement shall remain in full force and effect, provided that the Employment Agreement shall be deemed to be modified as follows:

a)         The Executive will be deemed to have satisfied his duties and responsibilities pursuant to the Employment Agreement, including without limitation, those set forth in Section 2 of the Employment Agreement, to the extent that the Executive performs the services contemplated by Section 1.2(a) of this Agreement.

b)         The Employment Period shall be deemed to expire on the Transition Services End Date unless such employment or consulting services are terminated earlier by either the Company or the Executive in accordance with the terms and conditions of the Employment Agreement.

c)         The Restricted Period (as defined in Section 5.2 of the Employment Agreement) shall terminate on the earlier of (i) the first anniversary of the date on which the Executive notifies the Company in writing (x) that he does not intend to remain with the Company after the Transition Services Period, or (y) of his resignation, whether as an employee or as a consultant, and (ii) the date six (6) months after the Transition Services End Date.

d)         The Executive shall be entitled to all of the rights and benefits afforded to him pursuant to Sections 4.6 and 6.8(a) of the Employment Agreement if his employment or services are terminated (i) at any time prior to the Transition Services End Date (x) by the Company without “Good Cause” (as defined in the Employment Agreement), or (y) by the Executive for “Good Reason” (as defined in the Employment Agreement, but modified to reflect any adjustment in responsibilities or compensation permitted under Section 1.2(a) of this Agreement), or (ii) on the Transition Services End Date unless the Executive and the Company mutually agree to extend the Employment Period beyond the Transition Services End Date.

ARTICLE II
DEFINITIONS

In addition to those terms defined elsewhere in this Agreement, the following terms shall have the following meanings wherever used in this Agreement:

“Acquiring Party” means a Person that has entered into an Alternative Transaction Agreement with the Company with respect to an Company Acquisition Proposal made by such Person.

“Affiliate” means a Person who controls, is controlled by or is under common control with, another Person.

“Alternative Transaction Agreement” means a definitive agreement approved by the Company’s board of directors and entered into by the Company with respect to a Company Acquisition Proposal.  For purposes of clarification, in no event will a letter of intent, exclusivity agreement, non-disclosure agreement or any other agreement, contract or understanding that does not obligate a Potential Acquiror to close a transaction subject to specifically enumerated conditions constitute an Alternative Transaction Agreement.

“Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent, Merger Sub or their respective Affiliates relating to any direct or indirect acquisition or purchase (whether in a single transaction or a series of transactions) of a business or businesses that constitutes 30% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, or 30% or more of any class or series of Company securities or subsidiary securities, any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 30% or more of any class or series of Company securities or subsidiary securities, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary or subsidiaries of the Company whose business or businesses constitute(s) 30% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole).

“Employment Agreement” means that certain employment agreement between the Company and the Executive, dated as of June 30, 2004.

“Investing Party” means each of (i) Parent, (ii) Merger Sub, (iii) any other Person associated with Parent or Merger Sub, (iv) any other direct or indirect investor or potential investor in Parent, and (v) any of Parent’s or any such investor’s financing sources or potential financing sources or other Representatives.

“Person” means any individual, corporation, partnership, association, limited liability company or any other legal entity.

“Potential Acquiror” means a Person or group that has indicated to the Company in writing an interest in making a Company Acquisition Proposal and the Representatives and financing sources of any such Persons in accordance with the terms and conditions set forth in the Merger Agreement or any Alternative Transaction Agreement.

“Pre-Closing Period” means the period of time commencing on the date of this Agreement and ending on the first to occur of (i) the closing of the Merger, (ii) the closing of the transactions contemplated by an Alternative Transaction Agreement, or (iii) the termination of Executive’s employment with the Company.

“Representative” means, with respect to any Person, any officer, director or advisor thereof.

“Transition Services End Date” means the last day upon which the Executive is required to perform any services to the Company pursuant to Section 1.2(a) of this Agreement.

“Transition Services Period” means the period of time beginning on the Transition Services Start Date and ending on the Transition Services End Date.

“Transition Services Start Date” means the date on which the transactions contemplated by an Alternative Transaction Agreement are closed.

ARTICLE III
MISCELLANEOUS

Section 3.1.            Recognition of Fiduciary Duties.  This Agreement is not intended to limit in any manner any fiduciary or other duties that the Executive may have to the Company or its shareholders in his capacity as an officer or director of the Company or otherwise.

Section 3.2.            Notices.  All notices, requests and other communications to any part hereunder shall be in writing (including facsimile or similar writing) and shall be given:

if to the Executive, to:

15 Charlcote Place

Baltimore, MD 21218

Fax: (410) 889-4391

if to the Company, to:

Laureate Education, Inc.

1001 Fleet Street

Baltimore, MD  21202

Attn: General Counsel

Fax:   (410) 843-8544

Section 3.3.            Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

Section 3.4.            Jurisdiction.  Each party irrevocably submits to the jurisdiction of (a) any Maryland State court, and (b) any Federal court of the United States sitting in the State of Maryland, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any suit, action or proceeding relating hereto either in any Federal court of the United States sitting in the State of Maryland or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any Maryland State court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any Maryland State court, and (ii) any Federal court of the United States sitting in the State of Maryland, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 3.4 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 3.4 shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section 3.4. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.4.

Section 3.5.            Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

Section 3.6.            Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto (it being understood that no such consent shall be required for the Company to assign its rights and obligations hereunder in connection with consummating any Company Acquisition Proposal).

Section 3.7.            Counterparts.  This Agreement may be executed in separate counterparts, each of which shall be deemed an original and both of which shall constitute one and the same document. This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Section 3.8.            Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only in a writing executed by the parties to be bound thereby.

Section 3.9.            Amendment.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 3.10.          Termination of Agreement.  This Agreement may be terminated: (i) by the mutual written consent of the parties hereto or (ii) by any party if the Merger Agreement is terminated for any reason whatsoever other than by the Company in accordance with Section 9.1(c)(ii) thereof.

Section 3.11.          Enforcement. The Executive agrees that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). Accordingly, it is agreed that in the event of a breach or threatened breach of this Agreement by the Executive the Company (and its successors and assigns) shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such party is entitled at law or in equity. The Executive irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by the Company.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

LAUREATE EDUCATION, INC.

By:	/s/ Robert W. Zentz
	Name:	Robert W. Zentz
	Title:	Senior Vice President

EXECUTIVE:

DOUGLAS L. BECKER

/s/ Douglas L. Becker